SilverCrest Files Mineral Resource Technical Report on the Las Chispas Property

TSX–V:SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – November 21, 2018 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce the filing of a technical report titled, “Technical Report and Updated Mineral Resource Estimate for the Las Chispas Property, Sonora, Mexico” (the “Las Chispas Report”), dated November 19, 2018, with an effective date of September 13, 2018. The Las Chispas Report was completed for SilverCrest by N. Eric Fier, CPG, P.Eng., and CEO of the Company, in accordance with National Instrument 43–101 – Standards of Disclosure for Mineral Projects. The summary results of the Las Chispas Report were previously announced in the Company’s news release dated September 19, 2018 and there are no material differences in the Mineral Resources disclosed in the Las Chispas Report and disclosed in the news release.

The Las Chispas Report is available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.silvercrestmetals.com.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value–added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high–grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill–test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng	For Further Information:
Chief Executive Officer
SilverCrest Metals Inc.	SilverCrest Metals Inc.
	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1 (604) 694–1730
	Fax:	+1 (604) 357–1313
	TollFree:	1–866–691–1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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